 Exhibit 99.2

    FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

August 31, 2010

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on August 31, 2010.

Item 4	Summary of Material Change

Gammon Gold Signs Definitive Agreements on the Los Jarros Properties, Chihuahua Mexico

Item 5	Full Description of Material Change

Gammon Gold Inc. is pleased to announce that it has signed the definitive purchase option agreements on the Los Jarros Properties, in Chihuahua State, Mexico.

“I am very pleased that we have completed the definitive option agreements on the Los Jarros concessions with Valdez Gold Inc. (“Valdez”). The addition of this project to Gammon’s existing land package gives the Company a commanding position in the greater Ocampo / Pinos Altos / Concheno district. These holdings allow Gammon to extend exploration from the Ocampo and Venus projects to prospective ground between these two properties and our existing land package, as well as new ground in this large district.” stated Peter Drobeck, Senior Vice President of Exploration & Business Development. He continued “Valdez completed substantial exploration on these properties in the 1990’s, resulting in the definition of a disseminated epithermal gold occurrence in the southern part of the property. This target area, the actual ‘Los Jarros’ occurrence, consists of a central rhyolite dome with surrounding silicified breccias.”

Historical drilling by Valdez in 1999 cut strongly anomalous gold not only along the flanks of the dome, but also in a breccia complex on the south side of the dome system. The best drill hole from the breccia cut a long intercept of highly anomalous gold: 105.6 metres grading 0.56 grams per tonne gold from 1.5 metres depth, including 26.1 metres grading 0.70 grams per tonne gold from 81.0 meters depth. The gold mineralization in the breccias complex is disseminated in character, with all samples in the first 109 metres of the drill hole falling between 0.20 and 2.12 grams per tonne gold. Other intercepts in the dome margin also discovered substantially anomalous gold in what appears to be a structurally-controlled setting. Selected results of Valdez’ past drilling are summarized in Table 1.

Apart from the disseminated epithermal target in the southern block of claims, the Los Jarros properties control the potential northwest strike extent of the Concheňo vein system (being developed by Frisco Mining). Valdez’ historical work had identified three unexplained stream-sediment gold anomalies within the land package. Gammon intends to explore the entire Los Jarros Project aggressively in the coming dry season.

The Company plans to conduct a detailed geologic mapping program on the southern Los Jarros prospect, followed up by drilling extensions to the anomalous mineralization discovered to date, and to mount a regional reconnaissance program on the remainder of the property to determine if viable exploration targets emerge.

TABLE 1: Valdez Gold Inc. Selected Drill Intercepts from Los Jarros Project, Chihuahua
Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)

1999 Drilling
LJ99-01	29.6	63.7	34.1	0.54

LJ99-01A	30.5	63.6	33.1	0.81
Including	32.0	42.7	10.7	1.96

LJ99-02	47.4	76.5	29.1	1.06
Including	53.2	64.0	10.8	2.51

LJ99-03	15.8	20.0	4.2	2.38

LJ99-04	1.5	107.1	105.6	0.56
Including	81.0	107.1	26.1	0.70
LJ99-04	107.1	201.8	94.7	0.33

LJ99-05	108.6	131.1	22.5	0.52

2009 Drilling
LJ09-01	39.7	45.7	6.0	0.46
LJ09-01	78.7	85.9	7.1	0.66
LJ09-01	94.9	111.9	17.0	0.29

Note: The reported assays from the Los Jarros option 1999 work were not done under the supervision of a Qualified Person, as the work was completed before NI 43-101 was promulgated. The 1999 assays were done byBondar Clegg Interteck Testing Services (subsequently merged with ALS-Chemex) and the 2009 assays were done by ALS-Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures. For both the 1999 and 2009 drilling Valdez had a program of control pulps and blanks being inserted into the assay jobs, and no irregularities were reported. Qualified Person Peter Drobeck has reviewed the available data from this historic work and believes the data to be valid.

This press release sets out the gold and silver grades from prospects that have not been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine. Gammon also recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Senior VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold’s Annual Report on Form 40-F, which may be secured from Gammon gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’ , ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast” , ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Diagram 1: Los Jarros Properties and Ocampo Regional Area Land Map

Diagram 2: Cross Section of Hole LJ99-4

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

August 31, 2010